Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Celestica Inc.:

We consent to the use of our report dated February 28, 2025, on the consolidated financial statements of Celestica Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes, and our report dated February 28, 2025 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, which are incorporated by reference, and to the reference to our firm under the heading “Experts” in the prospectus included in the Registration Statement on Form S-3 dated March 3, 2025 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 3, 2025

Toronto, Canada